SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/5/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,446,329

8. SHARED VOTING POWER
1,339,062

9. SOLE DISPOSITIVE POWER
1,446,329
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,339,062


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,785,391 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.53%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,446,329

8. SHARED VOTING POWER
1,339,062

9. SOLE DISPOSITIVE POWER
1,446,329
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,339,062


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,785,391 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.53%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,446,329

8. SHARED VOTING POWER
1,339,062

9. SOLE DISPOSITIVE POWER
1,446,329
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,339,062


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,785,391 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.53%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,446,329

8. SHARED VOTING POWER
1,339,062

9. SOLE DISPOSITIVE POWER
1,446,329
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,339,062


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,785,391 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.53%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Hill International Inc. ("HIL" or the "Issuer").

The principal executive offices of HIL are located at

One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
Bulldog Investors, LLC has nominated two individuals to serve on the Issuer's board of directors, and has made the following two proposals to be voted on at the annual meeting of shareholders: (1) the Board of Directors should hire an investment banker to investigate the possibility of a liquidity event to maximize stockholder value, and (2) the "poison pill" recently adopted by the Board of Directors should be rescinded in the event a cash tender offer is made for all shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on March 13, 2015, there were 50,373,257 shares of common stock outstanding as of March 6, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of May 14, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,785,391 shares of HIL (representing 5.53% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of ,and dispose of, these shares. These 2,785,391 shares of HIL include 1,446,329 shares (representing 2.87% of HIL's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 2,785,391 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,339,062 shares (representing 2.66% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,446,329 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,339,062 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of HIL were purchased:

Date:		        Shares:		Price:
03/16/15		50,000		3.3973
03/17/15		21,060		3.3462
03/18/15		79,732		3.2930
03/19/15		1,928		3.3278
03/20/15		70,200		3.3742
03/23/15		2,700		3.4481
03/25/15		31,163		3.5282
03/26/15		9,300		3.5457
03/27/15		15,953		3.5094
03/30/15		13,200		3.5500
03/31/15		25,000		3.5676
04/01/15		69,900		3.5274
04/02/15		33,000		3.5451
04/06/15		98,000		3.6503
04/07/15		123,000		3.7036
04/08/15		87,300		3.7453
04/09/15		48,600		3.7216
04/10/15		89,300		3.7805
04/13/15		27,500		3.7800
04/14/15		3,200		3.7451
04/15/15		1,295		3.7701
04/16/15		1,262		3.8000
04/17/15		47,564		3.7363
04/17/15		50,000		3.7600
04/20/15		17,257		3.7414
04/21/15		50,000		3.7323
04/22/15		26,377		3.7431
04/23/15		45,224		3.7453
04/24/15		35,285		3.7436
04/27/15		 4,800 		3.7189
04/28/15		3,600		3.7200
04/30/15		1,000		3.8000
05/05/15		241,330 	4.8310
05/06/15		39,480 		5.0167
05/07/15		55,577 		5.0252
05/07/15		1,000 		5.0450
05/08/15		24,158 		5.0500
05/12/15		5,300		5.2000
05/13/15		46,842 		5.1820
05/14/15		3,502 		5.2000




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit 1 - Agreement to make Joint Filing
Exibit 2 - Preliminary Proxy Statement of Bulldog Investors, LLC filed May 15, 2015 is incorporated by reference.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/15/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 15TH day of May, 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Hill International Inc. (HIL), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of HIL;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member